







Jean-François Chedeville • 2nd

Co-founder & CTO at HigherMe

San Francisco Bay Area

Connect | Message | More...

HigherMe

EPITECH - European Institute of Technology

See contact info

409 connections

[redacted]

Experience

Higher Me

Co-founder & CTO

HigherMe

Jan 2015 – Present • 3 yrs 4 mos

HigherMe uses data and video to help retail and restaurant employers find, screen, and hire better employees faster. We're part of the Winter 2015 Y Combinator batch.

Mo bee

Co-Founder and Lead Engineer

Mobee

Oct 2011 – Dec 2014 • 3 yrs 3 mos

Mobee is gathering and organizing the world's offline data. Sound familiar? It's built by former Googlers, who realized that not all of the world's data and information is available online. We gather this data through our "smartphone army" and distill it into actionable insights that brands like Gap, Subway, and Kraft require but are unable to obtain.

Our team includes talented alumni from Google, SCVNGR, LevelUp, MIT, and UC Berkeley. Our investors are seasoned entrepreneurs themselves with a track record of several $100M and even $1B exits and have backed companies like Zipcar and Pinterest.

Interested in joining the team? We are looking for scrappy and talented folks to help us disrupt a stagnant, multi-billion dollar market and bring it into the 21st century. Come join us in our awesome digs at the dome of Old City Hall in Downtown Boston.

neoweb car

Software engineer

neowebcar

Jan 2010 – Dec 2010 • 12 mos